FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

The Offers described below are not available in the United States or to U.S. Persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) and this announcement does not constitute an offer of securities for sale, an invitation or offer to purchase or exchange or solicitation of an offer or invitation for any security, in the United States or to, or for the account or benefit of, U.S. Persons. The New Shares have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons, absent registration or an exemption therefrom.

NATIONAL BANK OF GREECE S.A.

Athens, 11 November 2015

NATIONAL BANK OF GREECE S.A. (THE “Bank”) ANNOUNCES THE CONDITIONAL RESULTS OF THE OFFERS

National Bank of Greece S.A. is making this announcement in connection with its previously announced invitations to eligible holders (such holders, together, the “Securityholders” and each a “Securityholder”) of any and all of the outstanding securities listed in the table below (the “Existing Securities”) to make offers (the “Offers” and each an “Offer”) to exchange their Existing Securities for New Shares (as defined in the Offer Memorandum) on the terms and subject to the conditions set out in the Offer Memorandum.

Announcement of Conditional Results of the Offers

The Bank announces today the conditional results of the Offers. Based on the aggregate nominal amount or liquidation preference, as the case may be, of Existing Securities of each Series validly tendered pursuant to the relevant Offer, the Bank has determined that, as at the Expiration Deadline, the aggregate nominal amount or liquidation preference, as the case may be, of each Series of Existing Securities accepted by the Bank pursuant to the relevant Offer subject to the conditions set out in the Offer Memorandum will be as follows:

Issuer	Series	Aggregate Nominal Amount/Liquidation Preference accepted pursuant to the Offers as at the Expiration Deadline		Aggregate Outstanding Nominal Amount/Liquidation Preference(1) following the Offers		Purchase Price

NBG Finance plc	€750,000,000 4.375 per cent. Fixed Rate Notes due 2019 (the Senior Notes) guaranteed by the Offeror		€665,940,000		€35,135,000	100%

NBG Finance plc	€450,000,000 Callable Step-Up Fixed Rate Subordinated Notes due 2020 (the Tier 2 Notes) guaranteed by the Offeror		€400,000		€17,940,000	75%

National Bank of Greece Funding Limited	€350,000,000 Series A Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities (Series A Preferred Securities)		€6,146,000		€11,417,000	30%

National Bank of Greece Funding Limited	€350,000,000 Series B CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (Series B Preferred Securities)		€3,700,000		€15,170,000	30%

National Bank of Greece Funding Limited	U.S.$180,000,000 Series C CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (Series C Preferred Securities)	U.S.$	7,640,000	U.S.$	6,284,000	30%

National Bank of Greece Funding Limited	€230,000,000 Series D CMS-Linked Non-cumulative Guaranteed Non-voting Preferred Securities (Series D Preferred Securities)		€7,352,000		€14,471,000	30%

National Bank of Greece Funding Limited	£375,000,000 Series E Fixed/Floating Rate Non-cumulative Guaranteed Non-voting Preferred Securities (Series E Preferred Securities and, together with the Series A Preferred Securities, the Series B Preferred Securities, the Series C Preferred Securities and the Series D Preferred Securities, the Preferred Securities)		£580,000		£8,134,000	30%

(1) Nominal amount or liquidation preference, as applicable, of the Existing Securities outstanding, excluding (i) Existing Securities previously purchased and held by the Bank or its subsidiaries prior to the launch of the relevant Offer and (ii) Existing Securities to be purchased by the Bank pursuant to the relevant Offer as at the Expiration Deadline.

As at the Expiration Deadline, the Bank has accepted, subject to the conditions set out in the Offer Memorandum, valid Tender Instructions in respect of the relevant Offers of Existing Securities in an aggregate nominal amount or liquidation preference, as the case may be, of Existing Securities of each Series set out in the table above.

Consistent with the Bank’s capital plan, it is the Bank’s objective to maximise capital generation through private capital raising measures, including the Offers.  Accordingly, as permitted by procedures set forth in the Offer Memorandum, the Bank may accept and/or delay acceptance of tender instructions in respect of Existing Securities after the expiration deadline and if it does so it will announce any such acceptances of tender instructions prior to the existing securities purchase date in the manner described in the Offer Memorandum.

Purchase of Existing Securities and Settlement

The offer settlement date will be the SCI Settlement Date, which is expected to be determined following launch of the share capital increase.

In no circumstances will tendering holders receive any cash proceeds.

The purchase proceeds will be deposited in the share capital increase account on the existing securities purchase date for the sole purpose of subscribing for the new shares, as described in the offer memorandum.

New Shares Amount

In respect of the Existing Securities of any Series accepted by the Offeror pursuant to the relevant Offer, the number of New Shares to be delivered in respect of such Series of Existing Securities to such holder on the Offer Settlement Date will be determined by dividing (i) the aggregate Purchase Proceeds (expressed in euro in the manner described in the Offer Memorandum) in respect of the Existing Securities tendered by such holder and accepted by the Offeror pursuant to the relevant Offer by (ii) the New Shares Price, and rounding down the resulting figure to the nearest whole number of New Shares. No cash amount will be payable by the Offeror to a Securityholder in lieu of the fractional portion of New Shares that such Securityholder would otherwise have been entitled to receive.

The New Shares will be governed by Greek law and will be subject to the Offeror’s constitutional documents.

This announcement is not an offer of securities for sale in the United States or to, or for the account or benefit of, U.S. Persons. Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons absent registration under, or an exemption from, or in a transaction not subject to, the registration requirements of, the Securities Act. The New Shares have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons absent registration or an exemption therefrom.

Certain statements in this announcement constitute forward-looking statements, including statements relating to the Bank’s strategy, its additional capital needs, asset values, the application of state aid and capital plan and the likelihood or impact of any adverse or stress scenario. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Bank’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 12th, 2015
Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 12th, 2015
Director, Financial Division